07007229

cm

UNITED STATES
[SEC]URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[A]NNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65929

[SEC]URITIES A[ND EXCH]ANGE COMMISSION
R[ECEI]VED
AUG 2 2 2007
BRANCH [OF] REGISTRATIONS AND EX[AMIN]ATIONS

WASH., D.C. 182 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/29/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ernst & Young Corporate Finance (Canada) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 Bay Street, P.O. Box 251, Ernst & Young Tower
(No. and Street)

Toronto (City) Ontario (State) M5K 1J7 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dona Gilbertson 416-943-2407
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Dunwoody LLP
(Name – *if individual, state last, first, middle name*)

Royal Bank Plaza, P. O. Box 32 (Address) Toronto (City) Ontario (State) (Zip Code)

PROCESSED
DEC 3 1 2007
THOMSON FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Ianni, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ernst & Young Corporate Finance (Canada) Inc., as of June 29, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public Dona Gilbertson

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ernst & Young Corporate Finance (Canada) Inc.

Financial Statements

For the year ended June 29, 2007
(Expressed in U.S. Dollars)

BDO

Ernst & Young Corporate Finance (Canada) Inc.
Financial Statements
For the year ended June 29, 2007
(Expressed in U.S. Dollars)

Contents

BDO

BDO

BDO Dunwoody LLP
Chartered Accountants
and Advisors

Royal Bank Plaza
P.O. Box 32
Toronto Ontario Canada M5J 2J8
Telephone: (416) 865-0200
Fax: (416) 865-0887

www.bdo.ca

Auditors' Report

To the Stockholder of
Ernst & Young Corporate Finance (Canada) Inc.

We have audited the statement of financial condition of Ernst & Young Corporate Finance (Canada) Inc. as at June 29, 2007 and the statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 29, 2007 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America. As required by rule 17a-5(i)(3) under the Securities Exchange Act of 1934, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

BDO Dunwoody LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario
July 27, 2007

Ernst & Young Corporate Finance (Canada) Inc.
Statement of Financial Condition
(Expressed in U.S. Dollars)

		June 29, 2007		June 30, 2006
Assets				
Current				
Cash	$	786,078	$	1,812,801
Income tax recoverable		86,367		-
Other receivables		16,665		-
Due from affiliate (Note 1)		20,165		372,002
	$	909,275	$	2,184,803
Liabilities and Stockholder's Equity				
Current				
Accounts payable and accrued liabilities	$	48,858	$	137,534
Income taxes payable		-		457,654
		48,858		595,188
Stockholder's equity				
Common stock				
Authorized				
Unlimited number of voting shares				
Issued				
738,373 Shares, $1 par value		738,373		738,373
Retained earnings		122,044		851,242
		860,417		1,589,615
	$	909,275	$	2,184,803

On behalf of the Board:

Director

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

BDO

Ernst & Young Corporate Finance (Canada) Inc.
Statement of Income
(Expressed in U.S. Dollars)

	For the Year Ended June 29, 2007	For the Year Ended June 30, 2006
Revenue (Note 1)	$ 779,384	$ 2,308,178
Expenses		
Administrative service fees (Note 1)	177,518	86,310
Audit	39,861	37,346
Capital taxes	4,343	6,331
Legal fees	26,741	71,289
Other	3,120	2,483
Professional service fees (Note 1)	633,829	689,253
Regulatory fees and education	67,299	67,265
Technology	36,078	31,782
	988,789	992,059
Income (loss) before income taxes	(209,405)	1,316,119
Income taxes (recovery)	(80,207)	457,654
Net income (loss) for the year	$ (129,198)	$ 858,465

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

BDO

Ernst & Young Corporate Finance (Canada) Inc.
Statement of Stockholder's Equity
(Expressed in U.S. Dollars)

	Common Stock	Retained Earnings	For the Year Ended June 29, 2007 Total	For the Year Ended June 30, 2006 Total
Balance, beginning of year	$ 738,373	$ 851,242	$ 1,589,615	$ 731,150
Net income (loss) for the year	-	(129,198)	(129,198)	858,465
Dividends	-	(600,000)	(600,000)	-
Balance, end of year	$ 738,373	$ 122,044	$ 860,417	$ 1,589,615

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

BDO

Ernst & Young Corporate Finance (Canada) Inc.
Statement of Cash Flows
(Expressed in U.S. Dollars)

	For the Year Ended June 29, 2007	For the Year Ended June 30, 2006
Cash was provided by (used in)		
Operating activities		
Net income (loss) for the year	$ (129,198)	$ 858,465
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Changes in non-cash working capital balances		
Income taxes recoverable	(544,021)	457,654
Other receivables	(16,665)	1,422
Due from affiliate	351,837	(51,162)
Accounts payable and accrued liabilities	(88,676)	101,215
	(426,723)	1,367,594
Financing activities		
Dividends paid	(600,000)	-
Net increase (decrease) in cash during the year	(1,026,723)	1,367,594
Cash, beginning of year	1,812,801	445,207
Cash, end of year	$ 786,078	$ 1,812,801

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

BDO

Nature of Business

Ernst & Young Corporate Finance (Canada) Inc. (the "Company") is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was incorporated on November 12, 2002 as a corporation under the laws of Canada, and initially capitalized on February 17, 2003. The Company is wholly-owned by EY Advisory Services Inc. ("EYAS"), a company incorporated under the laws of the Province of Ontario. The Company commenced operations as a licensed member of the FINRA on October 23, 2003.

The Company provides corporate finance advisory services to public and private companies and individuals engaged in cross-border transactions with the United States. The Company does not carry securities accounts for customers or perform custodial actions for customer's securities.

Cash

Cash on deposit with banks at June 29, 2007 exceeded federally insured limits.

Revenue Recognition

Revenue is recognized as earned, on a time and materials basis, as the work is performed and services are provided.

Income Taxes

Income taxes are accounted for under Statement of Financial Accounting Standard No. 109 *Accounting for Income Taxes*. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carry forwards. A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such deferred tax assets will not be realized.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments

The Company's financial instruments consist of cash, other receivables, income taxes recoverable, due from affiliate, and accounts payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency and credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted. The Company's cash is held by one financial institution.

(Expressed in U.S. Dollars)

1. Related Party Transactions

On March 1, 2003, the Company and Ernst & Young Corporate Finance Inc. (which changed its name on July 19, 2004 to Ernst & Young Orenda Corporate Finance Inc.) ("EYOCF"), a company under common control, entered into a Services Agreement (the "Agreement") whereby the Company engaged EYOCF to provide certain services on the Company's behalf. The agreement was amended effective July 1, 2005 (the "amended agreement"). Per the amended agreement, payment for the services in each Fiscal Year shall be based on an amount equal to time spent charged at agreed upon rates as defined in the amended agreement. For the year ended June 29, 2007, the total amount of work charged to the Company by EYOCF totalled $633,829 (2006 - $689,253), as included under "Professional service fees". In addition, EYOCF has charged the Company $177,518 (2006, $86,310) worth of costs representing an allocation of EYOCF's costs for defined services based on an estimate of time spent, plus any direct expenses incurred by EYOCF on behalf of the Company. As at June 29, 2007, the balance due to EYOCF was offset with the amount due to the Company from EYOCF, as per the Amended Services Agreement, and the net balance is included under "Due to Affiliate". The amount is unsecured, non-interest bearing and due on demand.

The Company services EYOCF clients through a subcontract arrangement with EYOCF, whereby the Company charges EYOCF based on an amount equal to time spent at agreed upon rates as defined in the Amended Services Agreement. For the year ended June 29, 2007, the total amount of work subcontracted to the Company from EYOCF totalled $779,384 (2006 - $572,659), as included under "Revenue". Accordingly, the Company is economically dependent on EYOCF.

These transactions were in the normal course of operations and have been recorded at the exchange amount as agreed to by the parties.

2. Net Capital Requirement

As a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and member of the FINRA, the Company is subject to the SEC's Uniform Net Capital rule 15c3-1 (the "Rule") of the Act. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. Net capital and aggregate debit items arising from customer transactions change from day to day. As of June 29, 2007, the Company had net capital of $737,220 (2006 - $1,217,613), which exceeded minimum net capital requirements by $487,220 (2006 - $967,613).

Ernst & Young Corporate Finance (Canada) Inc.
Supplementary Information
For the year ended June 29, 2007
(Expressed in U.S. Dollars)

BDO

Ernst & Young Corporate Finance (Canada) Inc.
Computation of Net Capital Pursuant to SEC Rule 15c3-1 of The Securities and Exchange Commission (Expressed in U.S. Dollars)

		June 29, 2007		June 30, 2006
Net capital				
Stockholder's equity	$	860,417	$	1,589,615
Deductions and/or changes:				
Non-allowable assets				
Income taxes recoverable		(86,367)		-
Due from affiliate		(20,165)		(372,002)
Other receivables		(16,665)		-
Net capital		737,220		1,217,613
Minimum net capital requirement -				
The greater of 2% of aggregate debit items arising from customer transactions of $nil or $250,000		250,000		250,000
Excess net capital	$	487,220	$	967,613
Net capital in excess of 5% of combined aggregate debit items or $120,000	$	617,220	$	1,097,613

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing, as amended.

Auditors' Report

To the Stockholder of
Ernst & Young Corporate Finance (Canada) Inc.

We have audited the above schedule on Computation of Net Capital Pursuant to SEC rule 15c3-1 of the Securities and Exchange Commission as at June 29, 2007. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this schedule based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the schedule is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the schedule. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the schedule.

In our opinion, this schedule presents fairly, in all material respects, the Company's Computation of Net Capital Pursuant to SEC rule 15c3-1 of the Securities and Exchange Commission as at June 29, 2007.

BDO Dunwoody LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario
July 27, 2007

BDO

BDO Dunwoody LLP
Chartered Accountants
and Advisors

Royal Bank Plaza
P.O. Box 32
Toronto Ontario Canada M5J 2J8
Telephone: (416) 865-0200
Fax: (416) 865-0887

www.bdo.ca

Auditor's Report on Compliance with Regulatory Rules

To the Stockholder of
Ernst & Young Corporate Finance (Canada) Inc.

We have audited Ernst & Young Corporate Finance (Canada) Inc.'s compliance with paragraph (k)(2)(i) of rule 15c3-3 of the Securities and Exchange Commission ("Rule") as at June 29, 2007. Compliance with the Rule is the responsibility of the Company's management. Our responsibility is to express an opinion on this compliance based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the Company complied with the Rule referred to above. Such an audit includes examining, on a test basis, evidence supporting compliance, evaluating the overall compliance with the Rule, and where applicable, assessing the accounting principles used and significant estimates made by management.

In our opinion, as at June 29, 2007, the Company is in compliance, in all material respects, with paragraph (k)(2)(i) of rule 15c3-3 of the Securities and Exchange Commission.

BDO Dunwoody LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario
July 27, 2007

END